SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                              (AMENDMENT  NO. 2)  1


                           Immtech International, Inc.
                     --------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   452519 10 1
                                   -----------
                                 (CUSIP Number)

                                  Emil H. Soika
                             Criticare Systems, Inc.
                       20925 Crossroads Circle, Suite 100
                            Waukesha, Wisconsin 53186
                                   262-798-8282
          -------------------------------------------------------------
            (Name,  Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                February 25, 2003
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
                         (Continued on following pages)
                               (Page 1 of 3 Pages)

---------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No.  452519  10  1     13D     Page  2  of  3  Pages
            -------------                  ---    ---

1    NAME  OF  REPORTING  PERSON
     S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON (ENTITIES ONLY)

       Criticare Systems, Inc. (I.R.S. I.D. No. 39-1501563)

2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
                                                                  (a) [ ]
                                                                  (b) [ ]
3    SEC  USE  ONLY

4    SOURCE  OF  FUNDS*

       WC

5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS REQUIRED PURSUANT TO
     ITEMS  2(D)  OR  2(E)                                             [ ]

6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

       Delaware

   NUMBER  OF          7   SOLE VOTING POWER
     SHARES                   0
  BENEFICIALLY         8   SHARED  VOTING  POWER
    OWNED  BY                 0
  EACH REPORTING       9   SOLE DISPOSITIVE POWER
   PERSON WITH                0
                      10   SHARED DISPOSITIVE POWER
                              0

11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        0

12   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW 11 EXCLUDES CERTAIN SHARES*
                                                                       [ ]

13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  11
        0%

14   TYPE  OF  REPORTING  PERSON*
        CO

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP  NO.  452519  10  1                              Page   3  of   3  Pages
            -------------                                    ---     ---

ITEM  1.  SECURITY  AND  ISSUER
          ---------------------

     This amendment relates to the common stock, par value $0.01 per share (the "Common Stock"), of Immtech International, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 150 Fairway Drive, Suite 150, Vernon Hills, Illinois 60061.

ITEM  2.  IDENTITY  AND  BACKGROUND
          -------------------------

     This Amendment No. 2 is filed on behalf of Criticare Systems, Inc., a Delaware corporation ("Criticare").

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER
          -----------------------------------------

     Item  5  is  amended  to  disclose  the  following  information:

     Criticare disposed of the following shares of Common Stock: (a) a total of 18,582 shares of Common Stock were transferred in a private transaction to two individuals in December 2001; (b) 50,000 shares of Common Stock were sold in the public market in July 2002 and August 2002; (c) 4,000 shares of Common Stock were sold in the public market in October 2002; and (d) 402,374 shares of Common Stock were sold in the public market in February 2003.

     After giving effect to the above-referenced sales, Criticare does not beneficially own any shares of Common Stock.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March  11,  2003

                                               CRITICARE  SYSTEMS,  INC.

                                               BY   /s/ Emil H. Soika
                                                 -------------------------------
                                                 Emil  H.  Soika,  President and
                                                    Chief  Executive  Officer


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